May 31, 2011

BY FACSIMILE AND U.S. MAIL
Veena K. Jain, Esquire
Drinker Biddle & Reath LLP
191 N. Wacker Drive, Suite 3700
Chicago, IL 60606-1698

RE: FlexShares Trust
    File Nos. 333-173967 and 811-22555

Dear Ms. Jain:

We have reviewed the registration statement for FlexShares Trust filed on Form N-1A with the Securities and Exchange Commission on May 5, 2011, and have the following comments:

PROSPECTUS

1. For each series of the trust, the principal risks disclosure includes non-diversification risk. Please link this risk back to each series' principal investment strategies. Also, please supplementally describe the characteristics of the underlying indices that would make each series non-diversified (i.e., are there a limited number of constituent securities?).

2. In the "Summary Section – Tax Information" and in the section entitled "Tax Considerations" found later in the prospectus, please disclose that distributions may be taxable upon withdrawal from tax-deferred accounts.

3. In the principal investment strategy disclosure for the World ex-US Core Equity Portfolio Fund, if the fund intends to invest in emerging markets, please add appropriate disclosure and disclose the attendant risks.

4. In the principal investment strategy disclosure for the World ex-US Core Equity Portfolio Fund and the Emerging Markets Core Equity Portfolio Fund, please disclose that the fund will invest in securities issued by companies in at least three different countries.

5. In the principal investment strategy disclosure for the Natural Resources Portfolio Fund, please define what is meant by the term "natural resources."

6. In the principal risks disclosure for the Natural Resources Portfolio Fund, please link "commodities risk" to the fund's investment strategies and disclose the risks *specific* to the natural resource industry.

7. In the principal investment strategies disclosure for the US TIPS Portfolio Fund, the prospectus states, "TIPS are securities issued by the U.S. Treasury that are designed to provide inflation protection to investors." Please revise the disclosure to further define TIPS.

8. Please explain supplementally why the fund's industry concentration policy for the US TIPS Portfolio Fund is appropriate for a fund investing primarily in "inflation protected public obligations of the U.S. Treasury." Likewise, please explain supplementally why principal risks of this fund include concentration risk, credit risk and issuer risk.

9. Under the heading "Additional Fund Information," please disclose how tracking accuracy will be monitored and what steps will be taken if tracking accuracy is not maintained.

10. Under the heading "Additional Fund Information," please disclose that shareholders will receive at least 60 days notice if a fund's investment objective and/or its respective underlying index is changed without shareholder approval.

11. The prospectus states that the funds may use derivative contracts to implement elements of its investment strategy. The Division of Investment Management has recently made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

12. Please provide supplementally the basis for charging creation fees, both standard and variable. See Rule 22c-1. In addition, please confirm supplementally whether the standard and variable redemption fees together will total less than 2 percent of the cash amount. See Rule 22c-2.

STATEMENT OF ADDITIONAL INFORMATION

13. Please add the term "non-diversified" to the statement that "The Trust is an open-end management investment company * * * ." found in the section entitled "General Description of the Trust and Its Funds."

14. Please remove the word "physical" from the fund's fundamental investment restriction regarding commodities.

15. Under the heading "Investment Adviser," please clarify the relationship between the adviser and the Northern Trust Company. See Item 19(a)(1) of Form N-1A.

16. Under the heading "Investment Adviser," the disclosure states that "The Advisory Agreement has been approved by the Board of Trustees, including the 'non-interested' Trustees, and the initial shareholder of each Fund." Under the heading "Disclosure of Securities Ownership," however, the disclosure states that "As of the date of this SAI, no shares of the Funds were outstanding * * * ." Please reconcile these two statements regarding share ownership.

GENERAL

17. Please disclose supplementally the principal exchange on which the funds intend to be traded and whether the funds expect to meet the generic listing standards of that exchange.

18. We may have additional comments on disclosures made in response to this letter, information supplied supplementally, or exhibits added in any pre-effective amendments.

19. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

20. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act of 1933. Where no changes will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis of your position.

TANDY LETTER

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the funds and their management are in possession of all facts relating to the funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the funds from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and
- The funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

If you have any questions about these comments, please call me at 202-551-6951.

Sincerely,

Linda B. Stirling
Senior Counsel